INCO PROVIDES UPDATE ON STATUS OF REGULATORY
CLEARANCES OF ITS OFFER FOR FALCONBRIDGE LIMITED

AGREEMENT REACHED ON SALE OF FALCONBRIDGE
ASSETS AND RELATED OPERATIONS TO BE DIVESTED
Toronto, June 7, 2006 — Inco Limited (TSX, NYSE:N) and Falconbridge Limited (TSX:FAL.LV, NYSE:FAL) announced today that they have reached a definitive agreement with LionOre Mining International Ltd. (TSX:LIM, LSE:LOR, ASX:LIM, BSE:LIONORE) covering the sale to LionOre of certain assets and related operations of Falconbridge. Inco and Falconbridge have been discussing with the U.S. Department of Justice (DOJ) and European Commission (the Commission) the assets and related operations that would be divested and the associated arrangements that would be necessary, as the proposed remedy, to address potential competition issues that the DOJ and the Commission have identified relating to Inco’s pending acquisition of Falconbridge. The sale of these assets and related operations to LionOre will include Falconbridge’s Nikkelverk refinery in Norway and the Falconbridge marketing and custom feed organizations that market and sell the finished nickel and other products produced at Nikkelverk and obtain third-party feeds for this facility. In addition, the sale will include an agreement to supply up to 60,000 tonnes of nickel in matte annually, approximately equivalent to the current volume of feed provided by Falconbridge’s operations to this refinery, for up to ten years. The closing of this sale is conditioned on, and expected to be completed upon receipt of, the clearance by both the DOJ and the Commission of the pending acquisition of Falconbridge by Inco, as well as Inco taking up and paying for Falconbridge shares pursuant to its offer and certain other standard terms and conditions to closing.

The purchase price to be paid by LionOre for the assets and related operations to be sold is US$650 million, of which US$400 million will be in cash and US$250 million in LionOre common shares based upon the latest twenty day weighted average trading price for these shares on the TSX. This purchase price is subject to certain adjustments tied to changes in the final working capital levels of the operations to be sold to LionOre and certain other adjustments.
“We are pleased in having reached this agreement with LionOre,” said Scott Hand, Chairman and CEO of Inco. “This is an important milestone in the regulatory clearance process and we look forward to completing this process so that the acquisition can be cleared by the U.S. Department of Justice and the European Commission.”
Inco and Falconbridge understand that the DOJ and the Commission are currently and will be reviewing the final terms of the proposed remedy that they have been discussing with these regulatory agencies, including the terms of this sale to LionOre. Inco and Falconbridge currently expect that the DOJ and the Commission will advise them whether the acquisition will be cleared based upon this sale to LionOre prior to the end of June 2006. Both companies believe that the competition issues that have been identified by the DOJ and the Commission are addressed by the agreements entered into covering this sale to LionOre. The parties will continue to cooperate with the DOJ and the Commission in connection with their respective final reviews of the terms of the remedy.
Cautionary Statement Regarding Forward-Looking Statements
This news release contains forward-looking statements regarding Inco’s offer to purchase all of the common shares of Falconbridge Limited and the sale of certain assets and related businesses of Falconbridge Limited as part of the regulatory clearance process of such offer, including statements regarding the anticipated timing of achievement of milestones in the regulatory clearance process, reaching an agreement on any required remedy and the terms of the sale of certain assets and related operations to be divested as part of such clearance. Actual results and developments may differ materially from those contemplated by these statements depending on, among others, the risks that Inco will not be able to obtain the required approvals or clearances from regulatory agencies and bodies on a timely basis, or divestitures or other remedies required by regulatory agencies may not be acceptable or may not be completed in a timely manner, that changes in the terms and conditions of sale of any assets and related operations to be divested may not be acceptable, and other risk factors listed from time to time in Inco’s and Falconbridge’s reports filed with the U.S. Securities and Exchange Commission. The forward-looking statements included in this release represent Inco’s views as of the date of this release. While Inco anticipates that subsequent events and developments may cause its views to change, it specifically disclaims any obligation to update these forward-looking statements. These forward-looking statements should not be relied upon as representing its views as of any date subsequent to the date of this release.
Important Legal Information
This release may be deemed to be solicitation material in respect of Inco’s pending acquisition of Falconbridge. Inco has filed a registration statement on Form F-8 and has filed amendments thereto containing a share exchange take-over bid circular and notices of extension of offer delivered to the shareholders of Falconbridge and other documents with the SEC, and will file (if required) other documents in connection with Inco’s pending acquisition of Falconbridge.
INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND ALL AMENDMENTS AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION.
Investors and security holders may obtain copies of the registration statement and all amendments thereto and other public filings of Inco made from time to time by Inco with the Canadian Securities Regulators at www.sedar.com and the SEC free of charge at the SEC’s website at www.sec.gov. In addition, documents filed with Canadian and U.S. regulators by Inco may be obtained free of charge by contacting Inco’s media or investor relations departments.
INVESTORS AND SECURITYHOLDERS ARE URGED TO READ INCO’S SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 THAT INCO FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) ON MAY 31, 2006, AND ANY AMENDMENTS INCO MAY FILE THERETO, AS IT WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain copies of the Solicitation/Recommendation Statement and other public filings made from time to time by Inco with the SEC free of charge at the SEC’s web site, www.sec.gov. In addition, documents filed with the SEC by Inco may be obtained free of charge by contacting Inco’s media or investor relations departments.
June 7, 2006
IN 06/20
For further information:

Media Relations:	Steve Mitchell (416) 361-7950
Investor Relations:	Sandra Scott (416) 361-7758
or www.inco.com